Taxus Pharmaceuticals Holdings, Inc.

245-16 Horace Harding Expressway

Little Neck, NY 11362

Phone: (718) 631-1522

March 9, 2015

United Statements Securities and Exchange Commission

Attn: Jeffrey Riedler

Assistant Director

Re:

Request for Acceleration of Effectiveness

Registration Statement on Form S-1

 File No. 333-200602

Dear Sir or Madam,

We hereby request that the Commission accelerate the effective date of our registration statement on Form S-1 to March 11, 2015 at 3:00 PM Eastern Time, or as soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

(1)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

(2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance.

Truly yours

/s/Jiayue Zhang

Chief Executive Officer